June 21, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending March 31, 2002, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     369,801 total shares (252,594 DRP; 115,420 Restricted; 704 NCNG DRCP; and 1,083 NCNG DDCP)

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

-------------------------------------------------------------------------------------------------------------------------
     Guarantor                Beneficiary              Amount          Date                  Purpose
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Dynegy Power Marketing            $15,000,000    2/01/02     Sale of energy and peaking capacity
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Georgia Power                      $1,000,000    2/01/02     Interconnection for Monroe Units
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      BP Products                        $2,500,000    2/01/02     Oil Supply
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Duke Power                        $50,000,000    2/01/02     Power Sales on Rowan Units 1 & 2
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      SC Public Service Authority        $2,000,000    2/01/02     Power Sales on Rowan Unit 1
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Georgia Power                      $4,000,000    2/01/02     Interconnection for Monroe Units
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      General Electric                  $45,000,000    2/01/02     Washington County construction
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Overland                         $120,000,000    2/01/02     Washington County construction
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Entergy - Koch Trading            $15,000,000    2/14/02     Commodity Trading
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Savannah Electric                    $100,000    2/21/02     Interconnection and related services
-------------------------------------------------------------------------------------------------------------------------
Progress Energy      Aquila Merchant Services          $20,000,000    3/04/02     Commodity Trading
-------------------------------------------------------------------------------------------------------------------------

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 3/31/02 was $973,191,000 . Progress Energy issued $2,856,340,000.00 in commercial paper from 1/01/02 through 3/31/02 at a weighted average yield of 2.34% under a $ 1 billion revolving credit facility.

Progress Energy, Inc. borrowed $125,000,000 during the 1st quarter under an uncommitted bank facility with J.P. Morgan-Chase at a weighted average yield of 2.48%. The bank at 3/31/02 was $0.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
Carolina Power & Light Company's ("CP&L") commercial paper balance at 3/31/02 was $504,465,000 . CP&L issued $1,406,000,000 in commercial paper from 1/01/02 through 3/31/02 at a weighted average yield of 2.30% under a $575 million revolving credit facility.

North Carolina Natural Gas
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 3/31/02:
                                  Loans to MP                Borrowing From MP

Progress Energy                   $394,415,232.00

Progress Energy Ventures                                     $  69,860,212.80
Progress Energy Services                                     $  65,757,045.76
Progress Capital Holdings         $  19,936,176.46           $241,027,475.54
Progress Fuels                    $120,546,140.61

The range of interest rates on these borrowings was 2.32%  to 3.07%.

Utility Money Pool: Maximum Outstanding Balances - Quarter ending  3/31/02:
                               Loans to MP             Borrowing From MP

Progress Energy                $  31,449,839.13
Carolina Power & Light                                  $162,153,453.22
Florida Power Corporation      $156,851,214.82
North Carolina Natural Gas     $  18,784,537.23         $ 54,186,840.84

The range of interest rates on these borrowings was 2.24%  to 3.01%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

     None.

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of March 31, 2002:
     Total Common Stock Equity (in                                $  6,032.5
     millions)
     Market-to-book ratio                                               1.77

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

     Equity contribution from Progress Energy to Florida Progress
     Florida Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Telecom                $33.8 million

     Equity contribution from Progress Energy to Progress Ventures, Inc.   $535.2 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Carolina Power & Light Company              February 15, 2002
     Florida Power Corporation                   April 9, 2002
     Progress Capital Holdings, Inc.             April 9, 2002

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc
BALANCE SHEETS
(Unaudited)
(In thousands except share data)                                               March 31,         December 31,
Assets                                                                           2002                2001
---------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                         $  19,166,593         $ 19,176,021
  Gas utility plant in service                                                    515,048              491,903
  Accumulated depreciation                                                    (10,267,483)         (10,096,412)
---------------------------------------------------------------------------------------------------------------
       Utility plant in service, net                                            9,414,158            9,571,512
  Held for future use                                                              15,027               15,380
  Construction work in progress                                                   987,255            1,065,154
  Nuclear fuel, net of amortization                                               238,359              262,869
---------------------------------------------------------------------------------------------------------------
       Total Utility Plant, Net                                                10,654,799           10,914,915
---------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                       361,309               54,419
  Accounts receivable                                                             969,203              944,753
  Taxes receivable                                                                 57,602               32,325
  Inventory                                                                       921,194              886,747
  Deferred fuel cost                                                              119,442              146,652
  Prepayments                                                                      44,335               36,150
  Other current assets                                                            205,995              226,947
---------------------------------------------------------------------------------------------------------------
       Total Current Assets                                                     2,679,080            2,327,993
---------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory Assets                                                               420,195              455,325
  Nuclear decommissioning trust funds                                             839,604              822,821
  Diversified business property, net                                            1,721,755            1,073,046
  Miscellaneous other property and investments                                    466,201              456,880
  Goodwill, net                                                                 3,690,210            3,690,210
  Prepaid pension costs                                                           491,377              489,600
  Other assets and deferred debits                                                544,061              509,001
---------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                  8,173,403            7,496,883
---------------------------------------------------------------------------------------------------------------
         Total Assets                                                       $  21,507,282         $ 20,739,791
===============================================================================================================
Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock (without par value, 500,000,000 shares authorized,
  218,712,088 and 218,725,352 shares issued and outstanding, respectively)  $   4,109,099         $  4,107,493
  Unearned ESOP common stock                                                     (107,285)            (114,385)
  Accumulated other comprehensive loss                                            (27,932)             (32,180)
  Retained earnings                                                             2,058,583            2,042,605
---------------------------------------------------------------------------------------------------------------

       Total common stock equity                                                6,032,465            6,003,533
  Preferred stock of subsidiaries-not subject to mandatory redemption              92,831               92,831
  Long-term debt, net                                                           9,822,005            9,483,745
---------------------------------------------------------------------------------------------------------------
        Total Capitalization                                                   15,947,301           15,580,109
---------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                               703,374              688,052
  Accounts payable                                                                597,613              709,906
  Interest accrued                                                                149,381              212,387
  Dividends declared                                                              118,031              117,857
  Short-term obligations                                                          680,151               77,529
  Customer deposits                                                               161,719              154,343
  Other current liabilities                                                       398,297              431,522
---------------------------------------------------------------------------------------------------------------
       Total Current Liabilities                                                2,808,566            2,391,596
---------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             1,420,951            1,434,506
  Accumulated deferred investment tax credits                                     220,894              226,382
  Regulatory liabilities                                                          279,734              287,138
  Other liabilities and deferred credits                                          829,836              820,060
---------------------------------------------------------------------------------------------------------------
       Total Deferred Credits and Other Liabilities                             2,751,415            2,768,086
---------------------------------------------------------------------------------------------------------------
        Total Capitalization and Liabilities                                 $ 21,507,282         $ 20,739,791
===============================================================================================================


Carolina Power & Light Company
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)                                                                      March 31,        December 31,
Assets                                                                               2002               2001
-----------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                              $ 11,984,417       $ 12,024,291
  Accumulated depreciation                                                         (6,064,191)        (5,952,206)
-----------------------------------------------------------------------------------------------------------------
       Utility plant in service, net                                                5,920,226          6,072,085
  Held for future use                                                                   7,105              7,105
  Construction work in progress                                                       619,488            711,129
  Nuclear fuel, net of amortization                                                   181,468            200,332
-----------------------------------------------------------------------------------------------------------------
       Total Utility Plant, Net                                                     6,728,287          6,990,651
-----------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           116,403             21,250
  Accounts receivable                                                                 447,077            454,228
  Receivables from affiliated companies                                               409,823             31,707
  Taxes receivable                                                                          -             17,543
  Inventory                                                                           374,583            365,501
  Deferred fuel cost                                                                  119,442            131,505
  Prepayments                                                                          22,358             11,863
  Other current assets                                                                 69,322             66,193
-----------------------------------------------------------------------------------------------------------------
       Total Current Assets                                                         1,559,008          1,099,790
-----------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                   267,810            277,550
  Nuclear decommissioning trust funds                                                 422,320            416,721
  Diversified business property, net                                                  118,578            111,802
  Miscellaneous other property and investments                                        228,789            231,325
  Other assets and deferred debits                                                    130,209            135,373
-----------------------------------------------------------------------------------------------------------------
       Total Deferred Debits and Other Assets                                       1,167,706          1,172,771
-----------------------------------------------------------------------------------------------------------------
        Total Assets                                                             $  9,455,001       $  9,263,212
=================================================================================================================
Capitalization and Liabilities
-----------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock                                                                   $  1,914,999       $  1,904,246
  Unearned ESOP common stock                                                         (107,285)          (114,385)
  Retained earnings                                                                 1,266,019          1,312,641
  Accumulated other comprehensive loss                                                 (3,631)            (7,046)
 -----------------------------------------------------------------------------------------------------------------
       Total common stock equity                                                    3,070,102          3,095,456

  Preferred stock - not subject to mandatory redemption                                59,334             59,334
  Long-term debt, net                                                               3,203,078          2,958,853
-----------------------------------------------------------------------------------------------------------------
      Total Capitalization                                                          6,332,514          6,113,643
 -----------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                   600,000            600,000
  Accounts payable                                                                    235,165            300,829
  Payables to affiliated companies                                                    179,551            157,423
  Taxes accrued                                                                        60,619                  -
  Interest accrued                                                                     59,412             61,124
  Other current liabilities                                                           156,329            209,776
-----------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                     1,291,076          1,329,152
-----------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                 1,319,537          1,316,823
  Accumulated deferred investment tax credits                                         166,805            170,302
  Regulatory liabilities                                                                7,479              7,494
  Other liabilities and deferred credits                                              337,590            325,798
-----------------------------------------------------------------------------------------------------------------
      Total Deferred Credits and Other Liabilities                                  1,831,411          1,820,417
-----------------------------------------------------------------------------------------------------------------
      Total Capitalization and Liabilities                                       $  9,455,001        $ 9,263,212
=================================================================================================================


NORTH CAROLINA NATURAL GAS

BALANCE SHEETS                                                                 March 31          December
(In thousands)                                                                   2002              2001
----------------------------------------------------------------------------------------------------------
                                ASSETS
Utility Plant
  Gas utility plant in service                                              $  515,048         $  491,903
  Accumulated depreciation                                                    (164,580)          (159,897)
--------------------------------------------------------------------------------------- ------------------
        Utility plant in service, net                                          350,468            332,006
  Construction work in progress                                                 42,530             61,142
--------------------------------------------------------------------------------------- ------------------
       Total Utility Plant, Net                                                392,998            393,148
--------------------------------------------------------------------------------------- ------------------
Current Assets
  Cash and cash equivalents                                                        169                711
  Accounts receivable                                                           32,902             30,563
  Receivables from affiliated companies                                         17,856             53,151
  Inventory                                                                     14,301             22,329
  Deferred fuel cost                                                             7,303             10,367
  Prepayments                                                                      169                130
  Other current assets                                                           1,136              1,129
--------------------------------------------------------------------------------------- ------------------
        Total Current Assets                                                    73,836            118,380
--------------------------------------------------------------------------------------- ------------------
Deferred Debits and Other Assets
  Unamortized debt expense                                                       3,201              3,282
  Diversified business property, net                                               923                923
  Miscellaneous other property and investments                                   6,016              5,763
  Goodwill, net                                                                221,593            221,593
  Other assets and deferred debits                                               1,073              1,343
----------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                 232,806            232,904
--------------------------------------------------------------------------------------- ------------------
        Total Assets                                                        $  699,640         $  744,432
======================================================================================= ==================
                    CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock                                                              $  417,624         $  417,617
  Retained earnings                                                             17,093              8,717
  Long-term debt, net                                                          150,000                  -
--------------------------------------------------------------------------------------- ------------------
        Total Capitalization                                                   584,717            426,334
--------------------------------------------------------------------------------------- ------------------
Current Liabilities
  Accounts payable                                                              22,312             26,357
  Payables to affiliated companies                                              23,786            234,912
  Taxes accrued                                                                  5,020                703
  Interest accrued                                                                 675                656
  Other current liabilities                                                     24,585             16,400
--------------------------------------------------------------------------------------- ------------------
        Total Current Liabilities                                               76,378            279,028
--------------------------------------------------------------------------------------- ------------------

   Deferred Credits and Other Liabilities
     Accumulated deferred income taxes                      25,636         26,581
     Accumulated deferred investment tax credits             1,645          1,693
     Regulatory liability for income taxes, net              2,061          2,132
     Other liabilities and deferred credits                  9,203          8,664
   ----------------------------------------------------------------   -------------
         Total Deferred Credits and Other Liabilities       38,545         39,070
   ----------------------------------------------------------------   -------------
         Total Capitalization and Liabilities            $ 699,640     $  744,432
   ================================================================   =============

   o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

------------------------------------------------------------------------------------------------------------------------------------
Capital Structure as of March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
                         Progress Energy                   CP&L                  Florida Power            North Carolina Natural Gas
------------------------------------------------------------------------------------------------------------------------------------
Common stock equity         $ 6,032.5       34.8%        $ 3,070.1      44.3%     $1,989.4      53.0%       $  434.7        74.0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Preferred securities             92.8        0.5%             59.3       0.9%         33.5       0.9%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)            9,370.9       54.1%          3,298.6      47.6%      1,497.1      39.9%          150.0        25.5%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Short-term debt (2)           1,834.6       10.6%            504.5       7.3%        232.0       6.2%            2.7         0.5%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                      $ 17,330.8      100.0%        $ 6,932.5     100.0%     $3,752.0     100.0%       $  587.4       100.0%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     (1)  Includes current portion of long-term debt
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     (2)  Includes short-term debt that has been reclassified to long-term for financial reporting purposes.
------------------------------------------------------------------------------------------------------------------------------------

    p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

    Progress Energy Consolidated                   Retained Earnings
    (in thousands)
    Balance 12/31/01                                       2,042,605
    Current earnings                                         132,527
    Common dividends                                        (116,549)
    Balance 03/31/02                                       2,058,583



    CP&L                                           Retained Earnings
    (in thousands)
    Balance 12/31/01                                       1,312,641
    Current earnings                                          85,119
    Dividend of cash to parent                              (131,000)
    Preferred dividends                                         (741)
    Balance 03/31/02                                       1,266,019

Florida Progress Consolidated                  Retained Earnings
(in thousands)
Balance 12/31/01                                         666,201
Current earnings                                          76,151
Preferred dividends                                         (378)
Dividend of cash to parent                               (99,998)
Balance 03/31/02                                         641,976


Florida Power                                  Retained Earnings
(in thousands)
Balance 12/31/01                                         950,387
Current earnings                                          58,121
Dividend of cash to parent                              (100,000)
Preferred dividends                                         (378)
Balance 03/31/02                                         908,130



NCNG                                           Retained Earnings
(in thousands)
Balance 12/31/01                                           8,717
Current earnings                                           8,376
Balance 03/31/02                                          17,093

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

On March 31,2002, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $979.6 million, or about 47% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended March 31,2002 ($2.09 billion).

                                           Very truly yours,

                                           PROGRESS ENERGY, INC.



                                           By:  /s/ Thomas R. Sullivan
                                               ---------------------------------
                                               Thomas R. Sullivan
                                               Treasurer